

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via E-mail
Alejandro Reynal
Chief Executive Officer
Atento S.A.
Da Vinci Building
4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand Duchy of Luxembourg

    Re: Atento S.A.
          Registration Statement on Form F-1
          Filed May 1, 2014
          File No. 333-195611

Dear Mr. Reynal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note references to third-party information throughout the prospectus, including information from reports prepared by Frost & Sullivan & IDC. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

Prospectus Summary, page 1

5. Please explain in plain English the products and services you provide to your customers. Your reliance on the marketing term "solutions" in lieu of "products" or "services" makes your disclosure more difficult to understand. In addition, please try to avoid the use of jargon, such as "end-to-end," "technology-enabled" and "share of wallet." For example, we note that on page 107 you provide a clear description of the six main categories of services you provide to customers. In general, please balance and shorten your summary disclosure and avoid drafting it as a marketing document.

6. Please avoid repetition within your summary so that your summary is more concise. For example, you repeat the number of your employees, retention rates and non-Telefonica revenue. In addition, please avoid providing detailed disclosure, such as detailed statistics about your market, in the summary as this more in depth disclosure is more appropriate for the Business section.

7. Please provide supplemental support, qualitative or quantitative, for your assertion here and elsewhere, that you are "the largest provider of CRM BPO solutions in Latin America."

8. Please revise your summary to address Telefonica's significance to your on-going operations, including revenue and Adjusted EBITDA generated from Telefonica in the last three years.

9. We note your disclosure that one of your key components of your technology strategy is your "technology organization." Please provide a clear explanation of this concept.

10. On page 3, you disclose your revenue growth from 2012 to 2013. To provide balance, please also disclose your net income (loss) for the same periods.

11. We note your disclosure on page 9 listing customers that represent some of the most prominent companies in their industries. Please provide context by explaining how significant these customers are to you. For example, disclose the extent to which any of the customers represented a material percentage of your total revenues in the last fiscal year.

12. Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the company by Bain in 2012. Please include the percentage of 2013 cash flow used to service your debt.

13. Please provide a subsection in the Prospectus Summary that discloses the benefits to be received by Bain as a result of the offering. For example, we note your disclosure on page 142 that you will pay Bain a fee in connection with the termination of a transaction services agreement and consulting services agreement in connection with this offering.

14. Please provide a subsection in the Prospectus Summary and under Certain Relationships and Related Party Transactions that discloses the company's outstanding obligations to Telefonica and its affiliates, including the Vendor Loan Note and Contingent Value Instruments. Disclose the aggregate outstanding obligations in the Prospectus Summary and provide a cross-reference to the more detailed disclosure under Certain Relationships and Related Party Transactions. Under Certain Relationships and Related Party Transactions, provide a table that quantifies the outstanding obligations to Telefonica. Outstanding obligations would include indebtedness and any other amounts payable to Telefonica outside the ordinary course.

Corporate Structure, page 11

15. Please provide an ownership chart of the business prior to the reorganization. In addition, please confirm that you have direct ownership in all listed, material subsidiaries. To the extent any of your material subsidiaries are VIEs or joint-ventures, please use a dashed line to indicate your indirect ownership and add a footnote to your ownership chart explaining the nature of your interests.

The Offering, page 13

16. Please separately quantify the amount of offering proceeds to be received by Bain from the company in connection with this offering.

Summary Consolidated Historical Financial Information, page 15

17. Refer to "Adjusted Free Cash Flow" measure. Since you expect to use "Adjusted Free Cash Flow" as a measure of liquidity it does not appear appropriate to exclude charges or liabilities that required or will require cash settlement. Refer to Item 10(e) (1) (ii) (A) and revise.

Risk Factors, page 20

Telefonica, certain of its affiliates and a few other clients…, page 20

18. Please disclose the termination rights under the MSA, including notice periods and penalties, if any.

Our existing debt may affect our flexibility in operating and developing…, page 35

19. Please quantify your debt service requirements and disclose as a percentage the "significant portion" of your cash flow that must be dedicated to debt service, both principle and interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Key Factors Affecting Results of Operations, page 60

Fluctuations in Operating Profit Margins, page 63

20. We note your discussion that you may be able to pass increases in employee salaries due to consumer price increases on to your clients, but may not be able to pass on other increases. We also note your disclosure on page 25 that your employee benefit expenses in Latin America have been increasing due to economic growth, increased demand for outsourcing services and increased competition for talent. Please revise your overview to address this trend and your expectation for its impact on your operations going forward.

Results of Operations, page 68

21. Please expand your basis of presentation for the unaudited Aggregated 2012 Financial Information to discuss the impact of the December 2012 acquisition in the financial results for the month December 31, 2012.

Financing Arrangements, page 82

22. Please provide a brief discussion of the quantitative covenants and ratios under your debt instruments and confirm whether Atento is in compliance with such ratios.

Preferred Equity Certificates, page 85

23. We note that in connection with the Reorganization Transaction you expect to capitalize the Luxco PECs. Please provide a brief description of the proposed transaction here, including a discussion of the extinguishment of the debt and any potential material tax consequences.

Business, page 96

24. Please disclose the minimum revenue commitments under the MSA with Telefonica and the termination rights of the parties, including any notice periods or early termination penalties.

Principal and Selling Shareholders, page 139

25. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Description of Share Capital, page 144

26. Please include a statement regarding procedures, if any, for liability to further capital calls by the company as per Item 10.B.3(g) of Form 20-F.

Enforceability of Civil Liabilities, page 165

27. Here and under "Material Tax Considerations, page 175," include discussions of other material jurisdictions as necessary, for example, Latin America.

Description of Certain Indebtedness, page 169

28. Please disclose the original purpose of the vendor loan note.

Index to Financial Statements, page F-1

29. Please provide the names of the companies in addition to Successor and Predecessor designations.

Consolidated Statements of Financial Position, page F-3

    30. We note that you have presented subtotals of certain assets and liabilities on the face of your statement of financial position. Please explain why you have presented these subtotals, how management uses this information and why they are relevant to an understanding of your financial performance. Specifically address paragraph 55 of IAS 1 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director